UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2008

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From              to

Commission File Number

PULTE HOMES, INC. 401(K) PLAN

(Full title of the plan)

PULTE HOMES, INC.

(Exact name of Issuer as specified in charter)

100 Bloomfield Hills Parkway, Suite 300

Bloomfield Hills, MI 48304

(248) 647-2750

(Address, including zip code, and telephone number and

area code, of Issuer’s principal executive offices)

Dated: June 17, 2009

REQUIRED INFORMATION

4.    Financial Statements and Supplemental Schedule for the Plan

The Pulte Homes, Inc. 401(k) Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). In lieu of the requirements of Items 1-3 of this Form, the Plan is filing financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA. The Plan financial statements as of December 31, 2008 and 2007 and for the year ended December 31, 2008 and supplemental schedule as of December 31, 2008, have been examined by Ernst & Young LLP, Independent Registered Public Accounting Firm, and their report is included herein.

EXHIBITS

23 Consent of Independent Registered Public Accounting Firm, Ernst & Young LLP

Pulte Homes, Inc. 401(k) Plan

Audited Financial Statements and Supplemental Schedule

December 31, 2008 and 2007, and

Year Ended December 31, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying statements of net assets available for benefits of Pulte Homes, Inc. 401(k) Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefit of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 15, 2009
Detroit, Michigan

Pulte Homes, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2008	2007
Assets
Investments:
Vanguard Institutional Index Fund	$23,491,311	$40,901,858
Morgan Stanley Institutional Fund, Inc. Small Company Growth Portfolio Class A	6,163,007	11,948,835
American Funds Washington Mutual Investment Fund A	7,595,716	12,627,578
American Beacon Small Cap Value Fund	4,590,373	7,368,596
T. Rowe Price Growth Stock Fund	20,768,182	40,134,699
Legg Mason Value Trust	8,451,797	22,789,004
Fidelity Balanced Fund	31,390,027	54,699,213
Fidelity Low-Priced Stock Fund	9,455,541	19,847,604
Fidelity Diversified International Fund	21,949,984	49,920,744
Fidelity Freedom Income Fund	1,216,215	1,116,360
Fidelity Freedom 2000 Fund	469,760	497,695
Fidelity Freedom 2005 Fund	14,100	62,999
Fidelity Freedom 2010 Fund	1,514,148	2,284,839
Fidelity Freedom 2015 Fund	474,649	5,596
Fidelity Freedom 2020 Fund	4,455,396	6,639,368
Fidelity Freedom 2025 Fund	485,710	194,883
Fidelity Freedom 2030 Fund	3,835,459	6,204,359
Fidelity Freedom 2035 Fund	207,559	18,618
Fidelity Freedom 2040 Fund	5,129,495	8,815,900
Fidelity Freedom 2045 Fund	171,309	3,402
Fidelity Freedom 2050 Fund	248,207	93,941
Fidelity Retirement Money Market Portfolio Fund	31,212,138	23,319,404
Fidelity Managed Income Portfolio Fund	–	23,610,638
Fidelity Managed Income Portfolio Fund II	26,196,561	87,930
Fidelity U.S. Bond Index Fund	18,963,237	14,656,212
Pulte Homes, Inc. Company Stock Fund	27,024,059	23,615,225
Participant loans	5,492,179	5,879,587

Total investments	260,966,119	377,345,087

Receivables:
Employee contributions	8,298	6,812
Employer contributions	4,876	3,455

Total receivables	13,174	10,267

Adjustments from fair value to contract value for fully-benefit responsive investment contracts	1,063,066	257,256

Net assets available for benefits	$262,042,359	$377,612,610

See accompanying notes to financial statements.

Pulte Homes, Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2008

Additions
Contributions:
Employee	$ 29,737,340
Employee rollovers	411,746
Employer	15,058,843

Total additions	45,207,929

Deductions
Distributions to participants	(62,608,331)
Administrative and other expenses	(47,877)

Total deductions	(62,656,208)

Investment income (loss)
Interest and dividends	10,232,273
Net realized and unrealized depreciation in fair value of investments	(108,354,245)

Total investment income (loss)	(98,121,972)

Net decrease	(115,570,251)
Net assets available for benefits, beginning of year	377,612,610

Net assets available for benefits, end of year	$ 262,042,359

See accompanying notes to financial statements.

Pulte Homes, Inc. 401(k) Plan

Notes to Financial Statements

1. Description of Plan

General

The Pulte Homes, Inc. 401(k) Plan (the Plan) is a defined contribution plan for eligible employees of Pulte Homes, Inc. (the Company) and affiliated subsidiaries, which have adopted the Plan. The Plan is administered by the 401(k) Committee (the Committee) appointed by the Board of Directors of the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan assets are held and investment transactions are executed by Fidelity Management Trust Company (Fidelity), as trustee and recordkeeper. For more complete information, participants should refer to the prospectus and summary plan description as well as the Plan document which are available from the Company.

Eligibility

All non-union, salaried, sales, and hourly employees of the Company and its subsidiaries, which have adopted the Plan, are eligible to participate on the first day of the month coincident with or following the completion of six months of employment.

Participant Loans

Generally, participants may borrow up to 50% of their account balance subject to a minimum loan of $1,000 and a maximum loan of $50,000 reduced by the highest outstanding loan balance during the preceding 12 months. The loans are secured by the balances in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Committee. Principal and interest are paid through payroll deductions.

Contributions

Contributions can be invested in various investment options provided by the Plan. Participants may change their investment directives and contribution amounts on a daily basis.

Participant Contributions – Contributions to participants’ accounts are effected through voluntary withholdings from their compensation (elective deferrals). Annual contributions for each participant are subject to participation and discrimination standards of the Internal Revenue Code (the Code) Section 401(k)(3). Rollover contributions transferred from other qualified retirement plans or from Individual Retirement Accounts are accepted as permitted by the Plan.

Company Matching Contributions – The Company contributes to the Plan an amount based on elective deferrals of each participant during each payroll period and is equal to 100% of participant contributions, up to the first 3% of compensation contributed per payroll period, plus 50% of participant contributions up to the next 2% of compensation. The matching contributions are intended to satisfy the requirements of the Code Section 401(k)(12).

Catch-up Contributions – Participants who have reached an age of at least 50 years old by the end of the Plan year may elect to increase their elective deferrals as permitted under the Code Section 414(v).

Special Contributions – At the discretion of the Board of Directors of the Company, special contributions may be made and invested in the Pulte Homes Company Stock Fund. However, subsequent to the initial special contribution, participants may, at their discretion, reallocate these funds to other investments within the Plan’s portfolio. Highly compensated employees who are covered under a stock plan, are not eligible to receive special contributions. There were no special contributions for the year ended December 31, 2008.

Pulte Homes, Inc. 401(k) Plan

Notes to Financial Statements

1. Description of Plan (continued)

Allocations

Contributions to the Plan are allocated to participants’ individual accounts on the date of receipt by the trustee. Special contributions made by the Company and its subsidiaries, if any, are allocated as of the last day of the Plan year among accounts of eligible participants.

Distributions

Participants or their beneficiaries may receive distributions of their account balances upon the earlier of reaching age 59 1/2, death, or termination of service, as defined in the Plan. Further, the Committee may permit a participant who experiences a qualified financial hardship to receive a distribution of all or a portion of the participant’s eligible account balance. Such distributions are generally made in a lump sum.

Vesting

A participant’s account balance is fully vested and nonforfeitable as of their first day of eligibility.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will remain fully vested.

Administrative Expenses

Certain administrative expenses of the Plan, such as trustee and recordkeeping fees, were paid directly by the Company, while other administrative expenses, such as loan administration and some withdrawal fees, were paid directly by plan participants during 2008.

2. Summary of Significant Accounting Policies

The following are significant accounting policies followed by the Plan:

Income Recognition – Purchases and sales of investments are recorded on a trade-date basis. Net appreciation (depreciation) in the fair value of investments represents the net amount of realized and unrealized gains and losses on those investments. Interest income is recorded on the accrual basis. Dividends are recorded when declared.

Payment of Benefits – Benefit payments to participants or beneficiaries are recorded upon distribution.

Use of Estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and additions and deductions during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements – In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The Plan adopted SFAS No. 157 effective January 1, 2008. The adoption of SFAS No. 157 did not have a material direct impact on the Plan’s financial statements.

Pulte Homes, Inc. 401(k) Plan

Notes to Financial Statements

3. Fair Value of Investments

Effective January 1, 2008, the Plan adopted SFAS 157, “Fair Value Measurements” (“SFAS 157”), for its financial instruments measured at fair value on a recurring basis. SFAS 157 provides a framework for measuring fair value under generally accepted accounting principles, expands disclosures about fair value measurements, and establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The fair value hierarchy can be summarized as follows:

Level 1	Fair value determined based on quoted prices in active markets for identical assets or liabilities.

Level 2	Fair value determined using significant observable inputs, generally either quoted prices in active markets for similar assets or liabilities or quoted prices in markets that are not active.

Level 3	Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows, or similar techniques.

The Plan’s financial instruments measured at fair value on a recurring basis are summarized below:

Financial Instrument	Fair Value Hierarchy	Fair Value at December 31, 2008
Money market and mutual funds	Level 1	$ 202,253,320
Common collective trust	Level 2	26,196,561
Unitized employer stock fund	Level 2	27,024,059
Participant loans	Level 3	5,492,179

		$ 260,966,119

The table below summarizes the changes in fair value of the Plan’s level 3 assets for the year ended December 31, 2008:

Participant Loans
Balance, beginning of year	$ 5,879,587
Purchases, sales, issuance and settlements (net)	(387,408)

Balance, end of year	$ 5,492,179

The Plan’s investments in money market and mutual funds are stated at fair value based on quoted market prices. Investments in securities traded on a national securities exchange are valued based on published quotations on the last business day of the plan year. Mutual fund investments are valued based on the net asset value of shares held by the Plan as of the last business day of the plan year.

Pulte Homes, Inc. 401(k) Plan

Notes to Financial Statements

3. Fair Value of Investments (continued)

As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting on Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust, Fidelity Managed Income Portfolio Fund II (FMIPII). As required by the FSP, the statements of net assets available for benefits present the fair value of the FMIPII and the adjustment from fair value to contract value. The fair value of the Plan’s interest in the FMIPII funds is equal to the sum of the fair value of each of the fund’s investments, including synthetic wraps. The contract value of the FMIPII funds represents contributions plus earnings, less participant withdrawals and administrative expenses.

The fair value of the unitized employer stock fund reflects the combined fair value of the underlying stock and short-term cash position. The market value of the common stock portion of the fund is based on published quotations on the last business day of the plan year. The fair value of the cash position includes accrued dividends, expenses and/or other liabilities.

Participant loans are valued at amortized cost.

Net appreciation (depreciation) of the plan’s investments (including investments bought, sold and held during the year) for the year ended December 31, 2008 was as follows:

2008
Pulte Homes, Inc. Company Stock Fund	$3,290,069
All other investments	(111,644,314)

$(108,354,245)

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 21, 2008, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

5. Related-Party Transactions

The Plan invests in mutual funds managed by affiliates of the trustee and allows for investments in shares of the Company’s common stock. These transactions with the trustee and the Plan sponsor qualify as exempt party-in-interest transactions.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits. The global economy is currently undergoing a period of economic uncertainty, and the related financial markets are experiencing significant volatility. This economic uncertainty and market volatility has directly impacted the value of the Plan’s investment securities and will most likely continue to for the foreseeable future. However, the Company believes the Plan will be able to meet its future obligations to its participants.

Pulte Homes, Inc. 401(k) Plan

Notes to Financial Statements

7. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2008	December 31, 2007
Net assets available for benefits per the financial statements	$262,042,359	$377,612,610
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	(1,063,066)	(257,256)
Loans in default and deemed distributed	(36,673)	-

Net assets per the Form 5500	$260,942,620	$377,355,354

The following is a reconciliation of the total deductions per the financial statements to total expenses per the Form 5500:

Year Ended December 31, 2008
Total deductions per the financial statements	$(62,656,208)
Adjustments for loans in default and deemed distributed	(36,673)

Total expenses per the Form 5500	$(62,692,881)

The following is a reconciliation of total investment income (loss) per the financial statements to the Form 5500:

Year Ended December 31, 2008

Total investment income (loss) per the financial statements	$(98,121,972)
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	(805,810)

Earnings on investments per the Form 5500	$(98,927,782)

Pulte Homes, Inc. 401(k) Plan

Notes to Financial Statements

8. Subsequent Events

Effective April 6, 2009, the Plan’s employer matching contribution was indefinitely suspended. As a result of suspending the match, the Plan is no longer eligible for the safe harbor provisions under Section 401(k)(12) of the Internal Revenue Code and will thus be required to perform participant non-discrimination testing beginning with the 2009 plan year.

Supplemental Schedule

Pulte Homes, Inc. 401(k) Plan

EIN #38-2766606             Plan #001

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2008

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/ Units	Cost	Current Value

The Vanguard Group of	Vanguard Institutional Index Fund	284,605	**	$23,491,311
Investment Companies

Morgan Stanley	Morgan Stanley Institutional Fund, Inc.		**
	Small Company Growth Portfolio Class A	807,734		6,163,007

American Funds	American Funds Washington Mutual	354,774	**	7,595,716
	Investment Fund A

American Beacon	American Beacon Small Cap Value Fund	390,006	**	4,590,373

T. Rowe Price	T. Rowe Price Growth Stock Fund	1,079,427	**	20,768,182

Legg Mason	Legg Mason Value Trust	280,884	**	8,451,797

* Fidelity Investments	Fidelity Balanced Fund	2,392,533	**	31,390,027
	Fidelity Low-Priced Stock Fund	408,977	**	9,455,541
	Fidelity Diversified International Fund	1,020,455	**	21,949,984
	Fidelity Freedom Income Fund	127,219	**	1,216,215
	Fidelity Freedom 2000 Fund	46,742	**	469,760
	Fidelity Freedom 2005 Fund	1,681	**	14,100
	Fidelity Freedom 2010 Fund	146,153	**	1,514,148
	Fidelity Freedom 2015 Fund	55,450	**	474,649
	Fidelity Freedom 2020 Fund	443,323	**	4,455,396
	Fidelity Freedom 2025 Fund	59,017	**	485,710
	Fidelity Freedom 2030 Fund	392,977	**	3,835,459
	Fidelity Freedom 2035 Fund	25,848	**	207,559
	Fidelity Freedom 2040 Fund	917,620	**	5,129,495
	Fidelity Freedom 2045 Fund	26,035	**	171,309
	Fidelity Freedom 2050 Fund	38,422	**	248,207
	Fidelity Retirement Money Market Portfolio Fund	31,212,138	**	31,212,138
	Fidelity Managed Income Portfolio Fund II	27,259,627	**	26,196,561
	Fidelity U.S. Bond Index Fund	1,757,483	**	18,963,237

* Company Stock	Pulte Homes, Inc. Company Stock Fund	3,488,431		27,024,059

* Participant loans	Individual participant loans with varying maturity dates and interest rates ranging from 4.63% to 10.00%			5,492,179

Total investments				$260,966,119

There were no investment assets reportable as acquired and disposed of during the year.

  *   Party in interest.

 **  Participant-directed investments, cost information is omitted.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PULTE HOMES, INC. 401(K) PLAN
By:	Pulte Homes, Inc.,
Plan Administrator

/s/ James R. Ellinghausen
By:	James R. Ellinghausen
Executive Vice President, Human Resources

Date: June 17, 2009